Exhibit 99.1

BRASIL FOODS IS INCLUDED IN THE BM&FBOVESPA SUSTAINABILITY STOCK INDEX FOR THE FIFTH TIME

For the fifth time, BRF Brasil Foods has been selected as a component of BM&FBovespa’s Corporate Sustainability Stock Index (ISE) portfolio made up of shares of companies that particularly stand out due to their high degree of commitment to sustainability of the businesses and the country.

The companies are evaluated on the basis of criteria established by the São Paulo Business Management School of the Getúlio Vargas Foundation (FGV). The methodology employed reflects the growing concern of the companies with the development of a solid inhouse culture of sustainability, requiring continuous improvements in the search for solutions that provide the best results for society as a whole.

The new portfolio, effective through to November 30 2010, is made up of 43 shares of 34 companies. These represent 15 sectors and amount to R$730 billion in market capitalization, equivalent to 32.21% of the total market value of the companies trading on the BM&FBOVESPA (as at November 24 2009).  Brasil Foods has been listed in the ISE since 2005, when the index was first launched, and currently represents 9.569% of that index.

November 27, 2009

Leopoldo Viriato Saboya

CFO and IRO